February 11, 2013

András P. Teleki, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

> RE: <u>MetLife Insurance Company of Connecticut ("MICC")</u>:
>   "MetLife Flex Market Shield Annuity" Contract
>   Initial Registration Statement filed on Form S-3
>   File No. 333-185333

Dear Mr. Teleki:

The staff reviewed the above-referenced initial registration statement, which the Commission received on December 7, 2012. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages of the courtesy copy provided to the staff.

GENERAL

1.   The staff is concerned with the use of the word "Shield" in both the name of the contract and the investment options. The staff believes that the term could mislead investors in an insurance product as to the risks that the product entails. Please either revise the name used to describe the contract and investment option or clarify supplementally why you believe the term would not mislead investors.

2.   Please explain to the staff the basis, including precedent, for your belief that the interests in the MetLife Flex Market Shield Annuity contract to be offered by MICC are qualified to be registered on Form S-3.

PROSPECTUS

3.   **Front Cover Page**

      a.   Please highlight the cross-reference to risk factors by prominent type or in another manner. Item 501(b)(5) of Regulation S-K per Item 1 of Form S-3.

b.   Please provide the third paragraph in the form of a legend. Item 501(b)(7) of Regulation S-K per Item 1 of Form S-3.

c.   Please include and confirm that all other disclosure items required by Item 501 of Regulation S-K per Item 1 of Form S-3 have been included, in particular note Item 501(b)(8) (underwriting) and Item 501(b)(10) (subject to completion legend).

4.   Special Terms (page 5)

a.   In the introductory sentence, please also disclose how a reader can distinguish "Special Terms" as they appear in the prospectus so they know that their meaning is provided here, *i.e.*, not all upper cased terms that appear in the prospectus are terms defined in the "Special Terms" section.

b.   Please confirm the accuracy of the definition of "Account Value," where there is a reference to adjustments "for any amounts that may be included by rider." The staff identified no applicable riders and thus found the phrase confusing.

c.   Please confirm the accuracy of the definition of "Business Day." For example, it may be more appropriate to relate it to the opening and closing of the New York Stock Exchange.

d.   Please review the definition of all special terms, and revise as appropriate to explain what the term means.

Please note the following examples (this list is not exhaustive).

i.   Telling the reader where to find the Maturity Date does not explain what the term means.

ii.   Compare "Minimum Partial Withdrawal Amount" to "Minimum Account Value" where the former may be more self-explanatory, but the meaning of the latter is unclear, *i.e.*, a Minimum Account Value under what circumstances?

iii.   In the Registered Fixed Account Option Contract, it is not necessarily obvious that the term "Fixed Account Option" in the first paragraph of the front cover page is the same thing as the "Registered Fixed Account Option" identified at the top of the front cover page.

        e.   For the "Minimum Guaranteed Interest Rate," please specify the actual minimum rate required by state law.

5.   **Summary (page 9)**

        a.   The summary should be brief and not contain all the detailed information in the prospectus. For example, it is not necessary to provide all of the Shield Options on page 11 of the key features table. Also, using plain English principles, please simplify the explanation of terms in the key features table rather than repeating the definitions provided in the "Special Terms" section.

        b.   Please note that the identity of the Indices (as well as all other missing material disclosure) must be provided in a pre-effective amendment, which will subject the registration statement to further review by the staff.

        c.   In the formula for the Return of Premium death benefit, beginning at the end of the summary on page 12, please note that the second prong of the formula does not encompass Purchase Payments made into the Fixed Account. Please revise accordingly both here and anywhere else applicable in the prospectus.

6.   **Risk Factors (page 14)**

        a.   For clarity, in lieu of providing one bullet point list of risk factors, please utilize sub-captions to differentiate the different types of risk associated with the contract and/or MICC.

By way of example, the first two bullet points could be Investment Risks, the third bullet point could be Death Benefit Risk, and the fourth and fifth could be Shield Options Risks.

        b.   Please revise the second paragraph of the fifth bullet point (first one at top of page 15) to be another bullet point and expand the disclosure to further clarify, if true, that MICC is not obligated to offer any Shield Options at all (see second to last sentence of second paragraph under "Shield Options" on page 18, and the paragraph preceding "Term" on page 19), and provide additional risk disclosure to address the impact that such a situation would have on an owner.

If this is the case, the staff may have additional comments.

7.   **The Annuity Contract (page 15)**

        In the first sentence of the first paragraph, please add that the prospectus describes all material rights and obligations under the contract.

8.   **Indices – Discontinuation or Substantial Change to an Index (page 20)**

a.   Please disclose the minimum number of days in advance of an Index substitution that an Owner will receive/MICC will send written "Notice" of the substitution.

b.   Please provide a complete explanation, including examples, of how the Investment Amount at the Term End Date will be calculated in the event an Index is substituted before the Term End Date.

9.   **Rate Crediting Types (page 21)**

a.   Under "Cap Rate" and "Step Rate," respectively, please disclose the minimum guaranteed cap and step rate.

b.   Under "Cap Rate" and "Step Rate," respectively, please utilize simple examples to better illustrate how each Rate Crediting Type operates, including an example to demonstrate the impact of choosing one over the other as discussed in the second paragraph under "Step Rate." For example, note the basic examples provided in the latter half of the first paragraph under "Shield Rates" beginning on page 20.

10.   **Investment Amount (page 22)**

The use of the term "Investment Amount" is not clear.

According to the introductory paragraph and the ensuing disclosure under "Calculating Your Investment Amount on a Term End Date," the Investment Amount represents the value of your account in a particular Shield Option based on the Performance Rate at the end of the Term ("Term End Date"), which in turn reflects the actual Index Performance adjusted for the applicable Shield Rate, and applicable Cap or Step Rate

In contrast, under "Interim Value Calculation" on page 28, if monies are taken from a Shield Option before the Term End Date, an Interim Value is calculated, which is "equal to the Investment Amount in the Shield Option, adjusted for the Index Performance of the associated Index and subject to the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate."

Based on the ensuing descriptions of the Accrued Shield Rate, Accrued Cap Rate and Accrued Step Rate and as clarified under "Performance Rate for Determination of Interim Value" at the bottom of page 28, it appears that the Interim Value reflects a pro-rata portion of the Investment Amount that would have been calculated if the Shield Option was held until the Term End Date.

It is thus unclear why, in the chart under "Example 2 – Calculating your Interim Value" on page 29 and under "Example 3 – Withdrawals" on page 34, a row shows "Investment Amount as of 2/1/15" when an Investment Amount only applies at the end of the Term or 2/1/17.

11.   Calculating Your Investment Amount on a Term End Date (page 22)

The staff recommends revising Example 1 beginning on page 25 to be easier to follow and to better demonstrate the aspects of the Shield Option discussed. For example, the use of two Owners in two tables unnecessarily complicates the example and inclusion of a third column for Shield Option 3 that is not involved in the example further complicates the example.

In addition, in the explanation of what happens to each Owner in each Shield Option beginning on page 26, please include additional labels and/or explain what each of the numbers represents.

Please consider using one owner with one Shield Option with a Shield Rate less than 100% and apply a single Cap Rate and Step Rate followed by examples to emphasize the impact of the Shield, Cap and Step Rates on the Investment Amount. The examples would include the following:

1. Negative Index Performance greater than Shield percentage,
2. Negative Index Performance less than or equal to Shield percentage;
3. 0% Index Performance;
4. Positive Index Performance less than the Cap and Step Rate; and
5. Positive Index Performance greater than or equal to the Cap and Step Rate.

12.   Interim Value Calculation (page 28)

a.   In addition to the example provided in the latter part of the second paragraph under "Performance Rate for Determination of Interim Values" and continuing into the ensuing third and fourth paragraphs, please add another paragraph to explain how the Accrued Step Rate would be calculated.

b.   The staff recommends revising Example 2 beginning on page 29 to be easier to follow and to better demonstrate the aspects of the Interim Value calculation discussed. Again, the use of two Owners in two tables unnecessarily complicates the example and inclusion of the first and second columns for Shield Options 1 and 2 that are not involved in the example further complicates the example.

As with Example 1, when explaining what happens to each Owner in each Shield Option beginning on page 30, please include additional labels and/or explain what each of the numbers represents.

Moreover, a major part of calculating the Interim Value is determining the applicable Accrued values, yet in lieu of providing a thorough explanation as to how these values were calculated, the table simply provides the asterisk footnote to the table.

13.   **Withdrawal Provisions (page 31)**

a.   In the second paragraph, please disclose the value of the Minimum Partial Withdrawal Amount.

b.   As touched upon in Comment 10 above, it is unclear why the last four sentences in the fourth paragraph make reference to an "Investment Amount" in the context of a withdrawal taken before the Term End Date where the calculation of Interim Values has occurred. Again, the term "Investment Amount" requires further clarification as to its role in the calculation of the Interim Value., *see e.g.,* comment c. below.

c.   Please expand the fifth paragraph to more fully and completely explain how the Investment Amount of a Shield Option is calculated at the Term End Date after a withdrawal has been taken from the applicable Shield Option prior to the Term End Date.

d.   The staff recommends revising Example 3 beginning on page 34 to be easier to follow and to better demonstrate the consequences of taking a withdrawal, set forth in the manner suggested in Comments 11 and 12.b. above for, respectively, Examples 1 and 2.

Revisions should also include examples of how the Investment Amount of a Shield Option is calculated at the Term End Date after a withdrawal has been taken.

14.   **Transfers (page 38)**

a.   The first paragraph states that a transfer must take place during the Transfer Period. Please disclose when and how a transfer request is executed in order to have a transfer take place during the Transfer period.

b.   The fourth sentence of the third paragraph states that the Fixed Account may not be available. If in fact there may be times when no Shield Options are available (*see* Comment 6.b. above), please clarify whether the unavailability of the Fixed Account and all Shield Options are mutually exclusive events or may occur simultaneously, and if the latter is true, disclose how an Owner's contract value would be invested.

c.   The staff recommends revising Example 4 beginning on page 39 to be easier to follow and to better demonstrate the consequences of executing a transfer, set forth in the manner suggested in Comments 11 and 12.b. above for, respectively, Examples 1 and 2.

In particular, it may serve as a helpful review to include the calculation of the Investment Amount at the Term End Date of the Shield Option from which money is transferred to reflect the appropriate amount that would be transferred into the new Shield Option.

15.   **Optional Death Benefit – Return of Premium (page 40)**

a.   Please expand on the last sentence of the paragraph following the formula for the death benefit (fourth paragraph) to better explain how using the age of the older Joint Owner would impact the formula.

b.   The last sentence of the section refers the reader to Appendix B for examples of the Return of Premium death benefit rider. Please revise the examples in Appendix B to provide narrative explanations of what is being reflected in the table.

c.   As explained in the last sentence on page 39, the cost of the optional Return of Premium Death Benefit Rider is reflected in lower Cap and Step Rates. Please disclose the difference in such rates to give the reader a better idea of how much potential positive earnings they would give up by electing the rider.

d.   The second paragraph under "General Death Benefit Provisions" on page 41 explains that any Death Benefit Amount in excess of Account Value can be allocated to the Fixed Account and then, if not available, to a Shield Option.

Please explain the basis for allowing a Death Benefit Amount determined <u>as of the death of the first</u> of multiple Beneficiaries to then be "subject to fluctuation in value" and explain how fluctuations could occur.

e.   In the last sentence of the first paragraph under "Total Control Account" on page 41, please disclose the value for the guaranteed minimum annual effective rate.

f.   The "Death Benefit Options" sub-section on page 42 states that a Beneficiary "must choose payment of the death benefit under one of the options [(a) through (c)]."

Please reconcile having to elect one of these options with the ability to elect the "Controlled Payout" or "Total Control Account" discussed on page 41, *i.e.*, are options (a) through (c) types of Controlled Payout and/or Total Control Account?

g.   In the second sentence of the first paragraph under "Non-Spousal Beneficiary Continuation" on page 43, please disclose the value for the "published minimum for this right," or explain how this value is determined.

16.   **Federal Tax Considerations (page 46)**

Please confirm this section is current.

17.   **Distribution of the Contracts (page 53)**

Please fill in all blank percentages.

18.   **Material Changes**

Please confirm compliance with Item 11 of Form S-3.

19.   Please provide the disclosure required by Item 13.

PART II

20.   Please include consent under Exhibit 23 for the legal opinion to be provided as Exhibit 5.

21.   Please provide new powers of attorney in lieu of those filed along with the registration statement and ensure that they "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

22.   **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

23.   **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products